March 8, 2004

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Barrick’s Annual and Special Meeting of Shareholders to be held on Thursday, April 22, 2004 at 10:00 a.m. in the Canadian Room of The Royal York Hotel, Toronto, Ontario. It is an opportunity for the Directors and Management of Barrick to meet with you, our shareholders.

We will report to you at the meeting on the Company’s performance in 2003 and our plans for the future.

Enclosed is the Notice of the Meeting, the Management Information Circular and Proxy Statement, a Proxy or Voting Instruction form, and the 2003 Annual Report.

We would appreciate your returning the signed Proxy or Voting Instruction form to ensure that your vote is recorded. We hope that we will have the opportunity to welcome you to this year’s annual meeting.

Sincerely,

PETER MUNK
Chairman

BARRICK GOLD CORPORATION

BCE Place, Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of the Annual and Special Meeting of Shareholders

      NOTICE is hereby given that the Annual and Special Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the Canadian Room of The Royal York Hotel, Toronto, Ontario on Thursday, April 22, 2004 at 10:00 a.m. (Toronto time) in order to:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2003 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider and, if thought appropriate, pass a resolution approving the Stock Option Plan (2004) of the Company; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

      Barrick’s Board of Directors has fixed the close of business on March 4, 2004 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the meeting. Only the holders of record of Barrick common shares and Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares are entitled to have their votes counted at the Meeting. Computershare Trust Company of Canada, as the holder of the Barrick special voting share, will cast the votes attributable to the Barrick Gold Inc. exchangeable shares as instructed by the holders thereof. Holders who have acquired Barrick common shares after the record date are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of their name in the list of shareholders not later than ten days before the date of the Meeting.

                  DATED at Toronto, Ontario, this 8th day of March, 2004.

By Order of the Board of Directors,

Sybil E. Veenman
Associate General Counsel and Secretary

      Enclosed is the Annual Report to shareholders for the year 2003. Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on April 21, 2004 or the last business day prior to any adjourned or postponed Meeting. Barrick Gold Inc. voting instruction forms must be received at the Toronto office of Computershare Trust Company of Canada by 5:00 p.m. (Toronto time) on April 20, 2004 or the second last business day before any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

      Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

BCE Place, Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT

       This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual and Special Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Thursday, April 22, 2004 in the Canadian Room of The Royal York Hotel, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

      The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies in the United States and Canada for estimated fees of Cdn$47,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”) and Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares (“BGI Exchangeable Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 15, 2004.

      This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If you are a registered holder of BGI Exchangeable Shares, we have enclosed a voting instruction form that you can use to give the voting instructions that indirectly permit you to vote such shares.

•	If your Barrick Common Shares or BGI Exchangeable Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

      Our 2003 Annual Report, which includes our U.S. GAAP financial statements and a note reconciliation illustrating differences from Canadian GAAP and other important information about Barrick, is also enclosed with this Circular.

      Unless otherwise indicated, the information in this Circular is given as at March 1, 2004.

      Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our U.S. GAAP financial statements.

VOTING AT THE MEETING

      The record date for the Meeting is Thursday, March 4, 2004. Holders of Barrick Common Shares or BGI Exchangeable Shares as of the close of business on Thursday, March 4, 2004 are entitled to vote.

      If you have acquired Barrick Common Shares after the record date, you are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing share ownership, and requesting the inclusion of your name in the list of shareholders not later than ten days before the date of the Meeting.

Voting your Barrick Common Shares

      Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

          Registered Shareholders

      If you are a registered shareholder, there are two ways in which you can vote your shares at the Meeting. You can vote in person at the Meeting, or you can use the enclosed proxy appointing the named persons or some other person that you choose to represent you and vote your shares at the Meeting.

      If you wish to vote in person at the Meeting, do not complete or return the proxy. Your vote will be taken and counted at the Meeting. Using your proxy does not preclude you from attending the Meeting in person.

      If you do not wish to attend the Meeting or do not wish to vote in person, you should properly complete and deliver the enclosed proxy. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

      All shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Wednesday, April 21, 2004 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

      Unless contrary instructions are provided, Barrick Common Shares represented by proxies received by management will be voted:

•	FOR the election of the thirteen nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2004 and the authorization of the directors to fix their remuneration; and

•	FOR approval of the Stock Option Plan (2004).

          Non-registered Shareholders

      Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is required to seek your instructions as to how to vote your shares. Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. If you are a non-registered shareholder, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by the non-registered shareholder, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by the non-registered shareholder, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of their Barrick Common Shares that they beneficially own.

      Since the Company has limited access to the names of its non-registered shareholders, if you wish to attend and vote in person at the Meeting, you must insert your own name in the space provided on the voting instruction form or form of proxy to appoint yourself as proxyholder and carefully follow the nominee’s instructions for return of the executed form or other method of response. Do not otherwise complete the form as your vote will be taken at the Meeting.

Voting your BGI Exchangeable Shares

      Following the completion of the acquisition by Barrick of Homestake Mining Company effective December 14, 2001, your BGI Exchangeable Shares (each of which was previously exchangeable for one share of common stock of Homestake Mining Company) are now each exchangeable at any time for 0.53 of a Barrick Common Share.

      Your BGI Exchangeable Shares give you essentially the same economic rights and, indirectly, the same voting rights that you would have if you held Barrick Common Shares. You are entitled to receive dividends from Barrick Gold Inc. (formerly, Homestake Canada Inc.) (“BGI”) that are equivalent to the dividends paid on 0.53 of a Barrick Common Share. (You do not share in dividends or distributions payable on the BGI common shares, all of which are owned by a subsidiary of Barrick.) Each BGI Exchangeable Share entitles you to exercise the same voting rights as 0.53 of a Barrick Common Share. That is the reason we are sending you this proxy material. (Except as required by Ontario law, you do not exercise voting rights as a shareholder of BGI.)

      Computershare Trust Company of Canada (“Computershare”) serves as the trustee under the Voting, Support and Exchange Trust Agreement (as supplemented). As trustee, Computershare holds a special voting share of Barrick (the “Special Voting Share”) that enables it to vote on behalf of the holders of BGI Exchangeable Shares on all matters presented to holders of Barrick Common Shares in accordance with the instructions of holders of BGI Exchangeable Shares. Except as otherwise required by applicable law, the Special Voting Share has a number of votes attached to it equal to the number of BGI Exchangeable Shares outstanding from time to time which are not owned by Barrick and its subsidiaries multiplied by 0.53.

      Each BGI Exchangeable Share is entitled to 0.53 of a vote on those items of business identified in the Notice of the Meeting.

          Registered Shareholders

      There are two ways you can vote your BGI Exchangeable Shares if you are a registered shareholder. You can vote by signing and returning the enclosed voting instruction form, or you can attend the Meeting and vote in person.

      The voting instruction form permits you to instruct Computershare to vote in respect of your BGI Exchangeable Shares. As a holder of BGI Exchangeable Shares on the record date, you are entitled to instruct Computershare to cast a number of votes equal to the number of Barrick Common Shares for which the BGI Exchangeable Shares held by you are exchangeable. You also can use your voting instruction form to name a proxy to represent you at the Meeting. To designate a proxy, simply fill in the name of person that you wish to appoint to represent you in the space provided on the voting instruction form.

      On any ballot Computershare will vote or withhold from voting, in accordance with your instructions, the applicable number of votes in respect of your BGI Exchangeable Shares represented by a properly completed voting instruction form (received by Computershare in the manner and within the time specified above) and where a choice has been specified in your voting instruction form with respect to any matter to be acted on, Computershare will vote such number of votes in accordance with those instructions.

      If you sign and return the voting instruction form, but do not give directions on how to vote your BGI Exchangeable Shares, you will be deemed to have voted, and Computershare will vote, as follows:

•	FOR the election of the thirteen nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2004 and the authorization of the directors to fix their remuneration; and

•	FOR approval of the Stock Option Plan (2004).

      To be effective, voting instruction forms must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by facsimile at (416) 263-9524, by 5:00 p.m. (Toronto time) on Tuesday, April 20, 2004 or the second last business day before any adjourned or postponed Meeting. That will give Computershare enough time to tabulate the voting instructions and vote on your behalf.

      Your voting instruction form permits you to name yourself as proxy and then vote in person at the Meeting. To do so, you must bring your voting instruction form with you to the Meeting, naming yourself as proxy.

          Non-registered Shareholders

      There are two ways you can vote your BGI Exchangeable Shares if your shares are not registered in your own name but are held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. For your BGI Exchangeable Shares to be voted for you, follow the voting instructions provided by your nominee. If you wish to attend the Meeting and vote in person or name a person to represent you at the Meeting, you must have the nominee appoint you or the person you would like to represent you at the Meeting as a proxy.

Revoking your Proxy or Voting Instructions

          Revoking your Proxy for Barrick Common Shares

      If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	You may send another proxy form with a later date to CIBC Mellon Trust Company, but it must reach CIBC Mellon by 5:00 p.m. (Toronto time) on Wednesday, April 21, 2004 or the last business day before any adjourned or postponed Meeting.

•	You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Wednesday, April 21, 2004, at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243.

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

          Revoking your Voting Instructions for BGI Exchangeable Shares

      If you give voting instructions to Computershare, you may revoke the voting instructions at any time before the BGI Exchangeable Shares are voted by doing any one of the following:

•	You may send another voting instruction form with a later date to Computershare, but it must reach Computershare by 5:00 p.m. (Toronto time) on Tuesday, April 20, 2004 or the second last business day before any adjourned or postponed Meeting to be sure that Computershare has enough time to process the change.

•	You may deliver a signed written statement, stating that you want to revoke your voting instructions, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, April 20, 2004, at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243.

•	If you are a registered holder of BGI Exchangeable Shares, you may attend the Meeting, revoke your voting instructions to Computershare, appoint yourself as proxy and vote in person.

ADDITIONAL MATTERS PRESENTED AT THE ANNUAL MEETING

      The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

      If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. If you give Computershare authority to vote your BGI Exchangeable Shares, Computershare has advised Barrick that it will vote on any additional matters as recommended by Barrick’s management. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

VOTING SHARES AND PRINCIPAL HOLDERS

      The Barrick Common Shares and the Special Voting Share are the only shares entitled to vote directly at the Meeting. As at Thursday, March 4, 2004, 534,614,219 Barrick Common Shares and one Special Voting Share were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. Computershare, the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares outstanding (excluding those owned by Barrick and its subsidiaries) multiplied by 0.53. Computershare will cast these votes as directed by the holders of the BGI Exchangeable Shares on the basis of 0.53 votes per BGI Exchangeable Share. To the extent that a BGI Exchangeable Shareholder does not provide a voting instruction form to Computershare, Computershare will not cast the corresponding votes. As of Thursday, March 4, 2004, there were 1,554,029 BGI Exchangeable Shares outstanding that were not owned by Barrick or its subsidiaries, which would entitle the holder of the Special Voting Share to cast 823,635 votes at the Meeting.

      The presence of at least two people holding or representing by proxy at least 20 per cent of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

      To the knowledge of the directors and senior officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10 per cent of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

      It is proposed that the 13 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

      Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Election as Directors

      A brief statement of the business experience, age and principal occupation for each person nominated for election as a director is set out below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated. For information on attendance at Board and Committee meetings, see “Statement of Corporate Governance Practices” on pages 7 to 11.

			Barrick Equity
Name and Municipality	Became a		Interests as at
of Residence (Age)	Director	Principal Occupation for the Past Five Years	March 1, 2004(1)

Howard L. Beck Toronto, Ontario (70)	1984	Corporate Director; prior to November 2002, Chairman, Wescam Inc. (design and manufacture of stabilized imagery and transmission systems).	Shares 189,144 DSUs 907 Options 100,000
C. William D. Birchall Nassau, Bahamas (61)	1984	Chief Executive Officer of Barrick’s subsidiary, ABX Financeco Inc.; prior to January 2004, Corporate Director; prior to May 2002, Vice Chairman, TrizecHahn Corporation (real estate).	Shares 65,000 DSUs 907 Options 350,000
Gustavo Cisneros Caracas, Venezuela (58)	2003	Chairman and Chief Executive Officer, Cisneros Group of Companies (private holding group).	Shares Nil DSUs 579 Options 100,000
Marshall A. Cohen Toronto, Ontario (68)	1988	Counsel, Cassels, Brock & Blackwell LLP (Barristers and Solicitors).	Shares 4,000 DSUs 907 Options 100,000
Peter A. Crossgrove Toronto, Ontario (67)	1993	Chairman, Masonite International Corporation (door manufacturing).	Shares 5,000 DSUs 907 Options 50,000
Peter C. Godsoe Toronto, Ontario (65)	2004	Corporate Director; prior to March 2004, Chairman, The Bank of Nova Scotia (financial services); prior to December 2003, Chairman and Chief Executive Officer, The Bank of Nova Scotia.	Shares 1,500
Angus A. MacNaughton Danville, California (72)	1986	President, Genstar Investment Corporation (investment company).	Shares 50,000 DSUs 907 Options 100,000
The Right Honourable Brian Mulroney Montreal, Quebec (64)	1993	Chairman, International Advisory Board of Barrick; Senior Partner, Ogilvy Renault (Barristers and Solicitors); former Prime Minister of Canada.	Shares 1,000 Options 350,000
Anthony Munk New York, New York (43)	1996	Managing Director, Onex Investment Corp. (diversified manufacturing and service company); prior to May 2001, Vice-President, Onex Corporation (diversified manufacturing and service company).	Shares 5,000 DSUs 907 Options 150,000
Peter Munk Toronto, Ontario (76)	1984	Chairman of Barrick; Chairman, Trizec Properties, Inc. (real estate) and Chairman, President and Chief Executive Officer, Trizec Canada Inc. (real estate); prior to May 2002, Chairman, TrizecHahn Corporation (real estate).	Shares 1,000,000(2) Options 2,350,000
Joseph L. Rotman Toronto, Ontario (69)	1984	Chairman and Chief Executive Officer, Roy-L Capital Corporation (private holding company).	Shares 100,000 DSUs 907 Options 100,000
Jack E. Thompson Alamo, California (53)	2001	Vice Chairman of Barrick; prior to December 2001, Chairman and Chief Executive Officer, Homestake Mining Company (gold mining).	Shares 35,813(3) DSUs 907 Options 193,429
Gregory C. Wilkins Toronto, Ontario (48)	1991	President and Chief Executive Officer of Barrick; prior to February 2003, Corporate Director; prior to May 2002, Vice Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Operating Officer, TrizecHahn Corporation.	Shares 10,000 Options 1,100,000

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Peter Munk is the Chairman and Chief Executive Officer of Trizec Canada Inc. and owns shares of Trizec Canada Inc. which represent a significant equity interest and a majority of the voting power in Trizec Canada Inc. TrizecHahn Corporation, a wholly-owned subsidiary of Trizec Canada Inc., owns 30,299,558 Barrick Common Shares (approximately 5.7%). Mr. Munk disclaims beneficial ownership of the shares of Barrick owned by TrizecHahn Corporation. Family members of Mr. Peter Munk own 1,600 common shares of Barrick (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

(3)	Of the 35,813 Barrick Common Shares indicated for Mr. Thompson, 212 are held in a joint account with a family member.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      During 2003, there was a continued focus on corporate governance in both the United States and Canada. In November 2003, the U.S. Securities and Exchange Commission approved the New York Stock Exchange’s proposal to add corporate governance standards (the “NYSE Standards”) to its listing rules. During late 2002 and 2003, Barrick undertook a review of its corporate governance practices in light of the various regulatory initiatives. Although, as a regulatory matter, the vast majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of the structures and procedures to comply with the NYSE Standards. As of the close of the Meeting, assuming that all of the proposed nominees are elected, Barrick will have a majority of independent directors and will be in material compliance with the requirements of the NYSE Standards.

      The NYSE Standards are similar in most respects to the corporate governance guidelines of the Toronto Stock Exchange (the “TSX Guidelines”). The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by the TSX Guidelines and the NYSE Standards.

Constitution and Functioning of the Board of Directors

      The Board of Directors is currently comprised of 15 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. The Board is able to function effectively and efficiently at its current size. However, it is proposed that 13 directors be elected at the Meeting.

      With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that seven of the 13 directors are independent and “unrelated directors”(1) (H.L. Beck, G. Cisneros, M.A. Cohen, P.A. Crossgrove, P.C. Godsoe, A.A. MacNaughton and J.L. Rotman). Five of the directors who are considered related are officers or employees of Barrick or its subsidiaries (C.W.D. Birchall, B. Mulroney, P. Munk, J.E. Thompson and G.C. Wilkins). One of the related directors (A. Munk) is a member of the Chairman’s family.

      Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick and that there are sufficient systems and procedures in place to allow the Board to function independently. The Board holds regular executive sessions during which the independent directors meet in the absence of the non-independent directors. During 2003, the executive sessions of the independent directors were presided over by the Chairman of the Corporate Governance and Nominating Committee. The Board has appointed P.C. Godsoe to serve as Lead Director during 2004. The Lead Director was elected by the independent directors to preside at the executive sessions and sessions of independent directors and to perform such other duties as the Board may determine.

Mandate of the Board of Directors, its Committees and Management

      The Board of Directors is responsible for overseeing management of the Company and determining Barrick’s strategy. Management is responsible for Barrick’s day-to-day operations, proposing its strategic direction and presenting budgets and business plans to the Board of Directors for approval. The Board looks to management to keep it apprised of all significant developments affecting Barrick and its operations. All major acquisitions, dispositions and investments, as well as significant financings and other significant matters outside the ordinary course of Barrick’s business, are subject to approval by the Board of Directors. Formal mandates for the Board of

(1)	“Unrelated director” has the meaning attributed to that term in the Toronto Stock Exchange Company Manual, being a director who is independent of management and is free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from shareholdings. In assessing the status of each director, the independence criteria set out in the NYSE Standards and all relevant facts and circumstances have also been applied and considered, meaning each “unrelated director” would be considered independent under the NYSE Standards.

Directors and the Chief Executive Officer have not been considered necessary since the relative allocation of responsibility is well understood by both management and the Board.

      Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and five special meetings of the Board of Directors during 2003. All of the directors attended all of the regularly scheduled Board meetings during 2003, with the exception of G. Cisneros, who was appointed to the Board in September 2003 and who attended all three of the regularly scheduled meetings that were held subsequent to his appointment, and J.L. Rotman, who attended five of the six regularly scheduled meetings.

      The Board of Directors has established six Committees, all of which have written mandates.

Committees

          Corporate Governance and Nominating Committee

      The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and making recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Corporation, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. New members of the Board of Directors are provided with the necessary information about Barrick, its business and the factors that affect its performance by management and by other members of the Board. The Committee is also responsible for Barrick’s response to the TSX Guidelines and the NYSE Standards and reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions, during which the members of the Committee meet in the absence of management. The mandate of the Committee empowers it to retain legal or other advisors, including any search firm to be used to identify candidates for nomination as directors, and requires the Committee to evaluate the functioning of the Committee on an annual basis.

      During 2003 and early 2004, the Committee identified candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee also carried out an extensive review of Barrick’s corporate governance practices and procedures, developed evaluation procedures, carried out an evaluation of the functioning of the Board and its Committees and assisted in developing a set of Corporate Governance Guidelines and a Code of Business Conduct and Ethics for Barrick.

      The Corporate Governance and Nominating Committee is comprised entirely of unrelated directors (M.A. Cohen, P.C. Godsoe and A.A. MacNaughton). During 2003, the members of the Committee were M.A. Cohen, A.A. MacNaughton and J.E. Thompson. There were six meetings of the Committee during 2003. All of the members of the Committee attended all of the meetings.

          Audit Committee

      The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of Barrick’s consolidated financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors. The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of, the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Audit Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual financial statements and related management’s discussion and analysis of financial and operating results. The Committee also reviews and approves the Company’s quarterly consolidated financial statements and related management’s discussion and analysis of financial and operating results. The Committee discusses with management the adequacy of the Company’s system of internal controls, as well as the Company’s internal audit mandate and responsibilities. The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee has set a hiring policy for employees or former employees of the external auditors. The Committee holds periodic in camera sessions during which it meets with the internal auditors and external auditors without the presence of management. The mandate of the Committee empowers it to retain legal, accounting or other advisors and requires the Committee to evaluate the functioning of the Committee on an annual basis. The Audit Committee is comprised entirely of unrelated directors (H.L. Beck, P.A. Crossgrove and P.C. Godsoe). During 2003, the members of the Committee were H.L. Beck, C.W.D. Birchall and P.A. Crossgrove. There were seven meetings of the Committee during 2003. All of the members of the Committee attended all of the meetings.

          Compensation Committee

      The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Committee holds regular in camera sessions, during which it meets in the absence of management. The mandate of the Committee empowers it to retain legal or other advisors, including compensation consultants and requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Compensation Committee is comprised entirely of unrelated directors (A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove and J.L. Rotman). There were four meetings of the Compensation Committee in 2003. All of the members of the Committee attended all of the meetings, with the exception of J.L. Rotman, who attended three of the four meetings.

          Environmental, Occupational Health and Safety Committee

      The purpose of the Environmental, Occupational Health and Safety Committee is to review environmental and occupational health and safety policies and programs, to oversee Barrick’s environmental and occupational health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters to the Board. The Committee is comprised of two related directors (J.K. Carrington and J.E. Thompson) and two unrelated directors (M.A. Cohen and P.A. Crossgrove). There were four meetings of the Environmental, Occupational Health and Safety Committee during 2003. All of the members of the Committee attended all of the meetings.

          Finance Committee

      The purpose of the Finance Committee is to review Barrick’s investment strategies, forward sales program and debt and equity structure generally and to make recommendations to the Board of Directors as appropriate.

      The Finance Committee is comprised of three related directors (C.W.D. Birchall, A. Munk and G.C. Wilkins) and one unrelated director (A.A. MacNaughton). The fact that a majority of the members are related is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. There were five meetings of the Finance Committee during 2003. All of the members of the Committee attended all of the meetings.

          Executive Committee

      The Executive Committee, during intervals between the meetings of the Board of Directors, may exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors). The Executive Committee was created to facilitate Barrick’s activities from an administrative perspective, but does not supplant the full Board of Directors in the consideration of significant issues facing the Company.

      The Executive Committee is comprised of three related directors (P. Munk, B. Mulroney and G.C. Wilkins) and one unrelated director (A.A. MacNaughton). The Board of Directors believes that it is desirable for a majority of this Committee to be related to the Company. The nature of the Executive Committee’s mandate requires its members to be available on very short notice to deal with significant issues. All actions approved by the Executive Committee are subsequently brought to the attention of the full Board of Directors. There were no meetings of the Executive Committee during 2003.

Corporate Governance Guidelines, Code of Conduct and Committee Mandates

      The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors (currently set at Barrick Common Shares and/or Deferred Share Units having a value of at least $200,000 to be achieved within a five-year period); and a mandatory retirement age for directors of 70 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the mandatory retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick.

      Barrick has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

      A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of each of the Committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, are posted on Barrick’s website at www.barrick.com.

Shareholder Communications

      Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.

      Shareholders may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular. Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. All of the directors attended the 2003 annual meeting.

International Advisory Board

      As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year and its members make themselves available regularly for consultation and assistance with specific matters.

REPORT ON EXECUTIVE COMPENSATION

Composition and Responsibility of Committee

      The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chairman and of the Chief Executive Officer, reviewing and approving the compensation of all other senior management, succession planning with respect to senior executives and administering Barrick’s stock option, restricted share unit and directors’ deferred share unit plans. The Compensation Committee bases its recommendations on Barrick’s established policies and on the performance of the individual and of the Company. The members of the Compensation Committee are A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove and J.L. Rotman. With the exception of Mr. MacNaughton, none of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries. Until December 4, 2002, Mr. MacNaughton served as a non-executive Vice Chairman of Barrick, but he received no remuneration for acting in that position.

Compensation Philosophy and Objectives

      Barrick’s principal goal is to create value for its shareholders. The Company believes that directors, officers and employees who advance that goal should have their compensation aligned with the interests of shareholders.

      Barrick’s executive compensation philosophy is founded on four principal objectives: (1) aligning the interests of executive officers with the short-and long-term interests of shareholders; (2) linking executive compensation to the performance of the Company and the individual; (3) leveraging performance through emphasis on variable compensation; and (4) compensating executive officers at a level and in a manner that ensures that Barrick is capable of attracting, motivating and retaining individuals with exceptional executive skills.

      The compensation of executive officers is comprised of three principal components — base salary, annual cash bonuses and long-term incentives in the form of stock options and restricted share units. In addition, Barrick has implemented a retirement plan for officers of the Company. (See “Other Compensation Arrangements” on page 17.)

      The Compensation Committee considers the Company’s record of performance in all of its compensation reviews. In determining an executive’s compensation, the Committee gives equal weight to the performance of the Company and the individual.

      During 2003, Barrick undertook a review of its executive compensation practices and developed a new Executive Compensation Plan for the Company’s senior executives. This plan guided the Company’s executive compensation planning and results for 2003. Under the plan, compensation for senior executives is established with reference to the disclosed compensation practices of companies in Barrick’s peer comparison group. As part of the review of executive compensation practices, the Company refocused its peer comparison group; the peer group is currently comprised of industry-leading, global, resource-based companies, with approximately 35 per cent of the companies being Canadian, 35 per cent being U.S.-based, and 30 per cent being based outside of Canada and the United States.

      Under the plan, base salaries, annual performance bonuses and long-term incentives are established with reference to the compensation level of the Company’s peer group. The Company expects to phase in adjustments to executive compensation levels over the next two years to align Barrick’s compensation practices with the median in the Company’s peer group. Once the plan is fully implemented, executives may earn up to the ninetieth percentile of the total direct compensation in the peer group if both corporate and individual results reflect outstanding performance.

Base Salaries

      Base salaries for the Company’s executive officers are targeted at the median salary levels of executives in Barrick’s peer group. To help ensure that Barrick will continue to attract and retain qualified and experienced executives, the Committee reviews and adjusts base salaries periodically. For 2004, the Committee adjusted the base salaries of Barrick’s senior executives to bring the salaries closer to those in the peer group identified in the review of compensation practices described above under “Compensation Philosophy and Objectives”.

Cash Bonuses

      Cash bonuses for executive officers are determined based on the Company’s performance and success in achieving its goals during the year, together with the performance of each executive relative to key individual performance objectives. The performance criteria considered in determining cash bonus awards vary in accordance with the position and responsibilities of the individual being evaluated. The significant considerations in determining bonuses for executive officers include financial, operational and corporate development indicators, as well as personal achievements that demonstrate a contribution to corporate growth. The relevant factors for 2003 are summarized below:

      During 2003, Barrick produced 5.51 million ounces of gold at a total cash cost of $189 per ounce,(1) achieving the Company’s overall guidance for the year. The Company met its target even though total cash costs were impacted by rising gold prices, which increased royalty and mining tax payments. The Company’s currency hedge program enabled it to mitigate the impact of the strengthening of the Canadian and Australian dollars on its total cash costs. Higher production and lower costs at the Goldstrike Open-Pit, Kalgoorlie and Pierina mines more than offset lower production and higher costs at the Goldstrike Underground and Bulyanhulu mines.

      At year-end, the Company had proven and probable reserves of 86 million ounces of gold based on a $325 gold price, after producing 5.51 million ounces (6.5 million ounces in-situ), compared to reserves of 86.9 million ounces based on a $300 gold price in 2002, virtually replacing 2003 production.(2)

      Excluding an $86 million payment made in connection with litigation, full-year cash flow from operations was higher in 2003 than 2002. For 2003, net income was $200 million ($0.37 per share) and operating cash flow was $521 million ($607 million prior to the litigation settlement(1)), compared to net income of $193 million ($0.36 per share) and operating cash flow of $589 million in 2002.

(1)	For an explanation of non-GAAP measures, see pages 58 to 61 of the Management’s Discussion and Analysis of Financial and Operating Results in the Company’s 2003 Annual Report.

(2)	Reserves are calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Alto Chicama is classified as mineralized material. For additional information on reserves, see the tables and related footnotes on pages 109 to 113 in the Company’s 2003 Annual Report.

      The Company made significant progress on projects in its mine development pipeline in 2003, including the commencement of construction at Veladero in Argentina, the submission of the environmental impact statement for Alto Chicama in Peru, meeting the development consent conditions necessary for construction at Cowal in Australia and the receipt of development approval for the Company’s Tulawaka project in Tanzania.

      Operations management acted quickly to correct performance issues at the Bulyanhulu and Goldstrike Underground mines, including changing mine managers and implementing recovery plans.

      The Company effectively supported and shaped a strategic agenda that included developing and initiating a Russian strategy and sale of non-core assets.

      Barrick maintained a strong balance sheet and credit rating, ending the year with a cash balance of about $1 billion and also extended its credit facilities for five years. The Company optimized its capital structure through a number of initiatives, including a share buy-back program.

      During 2003, Barrick implemented a number of corporate governance initiatives, including a set of Corporate Governance Guidelines and a Code of Business Conduct and Ethics.

      The Company was organized to better fit our global realities and realize our vision of continuing to build Barrick into a global, industry leader that delivers sustained earnings growth. The new organizational design consolidated life-of-mine accountabilities under the Chief Operating Officer, established regional economic business units and restructured certain functions at head office to add greater value to the global enterprise.

      During 2003, Barrick developed and implemented the Barrick Exploration System which focuses on developing people with exceptional exploration skills, building and maintaining a robust project pipeline and knowledge sharing among its regional exploration groups.

Long-term Incentives

      Barrick grants long-term incentives to its executive officers in the form of stock options and in the form of restricted share units.

      The purpose of the Company’s stock option plan is two-fold: (1) to ensure that an incentive exists to maximize shareholder value by tying executive compensation to share price performance; and (2) to reward those executives making a long-term commitment to the Company. Stock options are directly linked to increases in the wealth of shareholders and the individual’s contribution to that central goal. Barrick believes that stock options play an important role in building shareholder value.

      Options to purchase Barrick Common Shares are granted by the Compensation Committee at not less than the closing price of the Barrick Common Shares on the business day immediately prior to the date of grant. The Committee considers the number and term of options outstanding when determining whether to grant options.

      According to the provisions of the Amended and Restated Stock Option Plan (2002), the Compensation Committee determines the number of shares to be optioned, the option price, the extent to which each option is exercisable from time to time during the term of the option, and any other provisions with respect to such option. If the Compensation Committee fails to make a determination with respect to any of these matters, the option is exercisable within five years from the date of grant with not more than one-fifth of the shares covered by the option available to be taken up during any one of such years. The Committee’s practice under the Amended and Restated Stock Option Plan (2002) has been to grant options having a term of ten years, vesting over a period of four years. Options granted by the Compensation Committee are subject to approval by the Board of Directors. Options are not transferable. The proposed Stock Option Plan (2004) contains additional and more restrictive terms than the Amended and Restated Stock Option Plan (2002). See “Stock Option Plan (2004)” on page 20 for a discussion of the Company’s proposed Stock Option Plan (2004).

      In 2001, Barrick implemented a restricted share unit (“RSU”) plan. In lieu of granting actual shares, a specific number of units that each have a value equal to one Barrick Common Share are granted. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares. Similar to stock options, RSUs reflect a philosophy of aligning the interests of executives with those of the shareholders by tying executive compensation to share price performance. In addition, RSUs are intended to assist in the retention of qualified and experienced executives by rewarding those individuals making a long-term commitment to Barrick. It was recognized that the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors, such as a prolonged weakness in the gold price. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSUs increases or decreases with the share price.

      RSUs are granted by the Compensation Committee in order to reward efforts during the year of grant and to provide additional incentive for continued efforts to promote the growth and success of Barrick’s business. RSUs may be granted in conjunction with, or in lieu of, stock options.

      The Committee used Company and individual performance criteria with reference to the peer group long-term incentive benchmarks to determine the appropriate dollar value of the long-term incentive to award to each executive. Fifty percent of that value was awarded to the executive in stock options (as determined by a Black-Scholes valuation). Each executive had the option of receiving the remaining fifty percent of long-term incentive value in either stock options or RSUs. The Company granted 129,895 RSUs in 2003.

Share Ownership Program

      In 2003, the Company implemented a share ownership program for its senior executives. Within five years, all senior executives are required to own a number of Barrick Common Shares related to their position with the Company. Executives may designate unvested RSUs such that they will count towards this total until vesting. RSUs vest on the third anniversary of the date of grant and are paid out in cash shortly after vesting. The Chief Executive Officer is required to hold three times his or her 2003 pre-tax salary in stock. The Chief Operating Officer and other senior executives are required to hold two-times and one-times their salary, respectively.

Chief Executive Officer

      Gregory C. Wilkins has served as President and Chief Executive Officer since February 12, 2003. During 2003, Mr. Wilkins was paid a salary of $627,036. Mr. Wilkins was awarded 500,000 stock options following his appointment in February 2003. In December 2003, the Committee reviewed Mr. Wilkins’ performance, considering both financial and non-financial components, including Mr. Wilkins’ leadership role in the financial and operating performance of the Company, strategy implementation and ongoing development, a summary of which are provided under “Cash Bonuses” on page 12. Mr. Wilkins was paid a bonus of $802,606 and 500,000 stock options in December 2003 in recognition of his performance during 2003. In determining Mr. Wilkins’ compensation, the Committee gave equal weight to the performance of the Company and Mr. Wilkins.

      Randall Oliphant served as President and Chief Executive Officer until February 12, 2003. Mr. Oliphant’s compensation arrangements during 2003, which related principally to his departure as President and Chief Executive Officer, are set forth in the Summary Compensation Table on page 15.

      The foregoing report is submitted by the Compensation Committee of the Board of Directors:

Angus A. MacNaughton (Chairman)

M.A. Cohen
Peter A. Crossgrove
Joseph L. Rotman

COMPENSATION OF NAMED EXECUTIVE OFFICERS

      The table set out below details compensation information for the three financial years ended December 31, 2003 for the Chief Executive Officers who served during 2003 and the four other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary and cash bonus during the financial year ended December 31, 2003.

Summary Compensation Table(1)

					Long-Term
		Annual Compensation			Compensation

				Other Annual	Securities under	Restricted	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)	Options Granted	Share Units(3)	Compensation(4)

Peter Munk	2003	$566,775	$635,179	$ Nil	300,000	$ Nil	$ Nil
Chairman	2002	554,140	Nil	Nil	300,000	Nil	Nil
	2001	577,377	442,623	Nil	Nil	Nil	Nil
Gregory C. Wilkins(5)	2003	627,036	802,606	Nil	1,000,000	Nil	216,144
President and Chief Executive	2002	—	—	—	—	—	—
Officer	2001	—	—	—	—	—	—
John K. Carrington	2003	495,114	464,495	70,501	69,000	448,586	16,624
Vice Chairman and	2002	471,338	Nil	66,242	150,000	Nil	15,911
Chief Operating Officer(6)	2001	475,410	265,574	68,197	Nil	993,972	2,868
Patrick J. Garver	2003	358,306	403,257	Nil	66,000	429,091	138,701
Executive Vice President and	2002	318,471	95,541	Nil	150,000	Nil	83,377
General Counsel	2001	295,082	262,295	35,847	Nil	611,675	91,896
Tye W. Burt (7)	2003	358,306	403,257	Nil	66,000	429,091	116,460
Executive Director,	2002	12,126	95,541	Nil	350,000	Nil	16,083
Corporate Development	2001	—	—	—	—	—	—
Randall Oliphant(8)	2003	89,577	Nil	Nil	Nil	Nil	3,512,232
President and Chief	2002	700,637	Nil	Nil	300,000	Nil	165,308
Executive Officer	2001	655,738	708,197	Nil	Nil	1,682,107	226,672

(1)	Compensation, which is paid in Canadian dollars, is reported in United States dollars. For the purpose of presentation of cash-based compensation, the rates of exchange used to convert Canadian dollars to United States dollars are consistent with the rates used for the measurement of Canadian dollar expenses in the Company’s consolidated financial statements. The average rates used in each year were: 2001 — 1.525, 2002 — 1.57, 2003 — 1.535, except with respect to restricted share units, in which case the Bank of Canada noon rate on the applicable grant day was used.

(2)	Perquisites and other personal benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for Named Executive Officers, other than for Mr. Carrington and Mr. Garver for whom the relevant amounts are indicated. The figures for Mr. Carrington represent payments made in consideration of pension entitlements forfeited with a previous employer. The figures for Mr. Garver represent imputed interest benefits in connection with a housing loan.

(3)	Amounts shown represent restricted share units (“RSUs”), valued as of the grant date. As at December 31, 2003, the aggregate number and value of RSUs held by the Named Executive Officers were as follows: J.K. Carrington — $2,042,170, consisting of 90,048 RSUs; P.J. Garver — $1,438,485, consisting of 63,429 RSUs; and T.W. Burt — $509,637, consisting of 22,472 RSUs. RSUs vest and become payable on the third anniversary of the date of grant. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

(4)	Amounts include amounts accrued pursuant to Officer Retirement Plan (see “Other Compensation Arrangements” on page 17) and dividend equivalents credited in respect of RSUs (valued as at December 31, 2003).

(5)	Mr. Wilkins was appointed President and Chief Executive Officer on February 12, 2003.

(6)	Effective January 1, 2004, Mr. Carrington’s principal position is Vice Chairman.

(7)	Mr. Burt was appointed as an officer of Barrick on December 16, 2002.

(8)	Mr. Oliphant ceased to be an officer or director of Barrick effective February 12, 2003. In connection with the termination of his employment with Barrick, Mr. Oliphant received a cash severance payment of $3,484,006 comprised of salary, bonus and pension components. In addition, Mr. Oliphant received a payment of $1,832,870 in respect of previously disclosed grants of restricted share units and $547,759 related to previously disclosed pension entitlements that had accrued pursuant to the Officer Retirement Plan (see “Other Compensation Arrangements” on page 17) prior to the termination of his employment. In addition, Mr. Oliphant is entitled to retain his stock options until February 12, 2006. Mr. Oliphant is also entitled to the continuation of certain benefits. Mr. Oliphant entered into an 18-month consulting arrangement with the Company, pursuant to which he receives a fee of $8,125 per month.

OPTIONS OF NAMED EXECUTIVE OFFICERS

      The tables below detail the options granted to and exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the year-end option values.

Options Grants During Financial Year Ended December 31, 2003

				Market Value Of
				Common Shares
		% of Total Options		Underlying Options
	Common Shares	Granted to	Exercise or	on the
	under Options	Employees in	Base Price	Date of Grant	Expiration
Name	Granted	2003	(Cdn$/Share)	(Cdn$/Share)	Date(1)

Peter Munk	300,000	6.3%	$29.60	$29.60	December 7, 2013
Gregory C. Wilkins	500,000	10.4%	23.99	23.99	February 26, 2013
	500,000	10.4%	29.60	29.60	December 7, 2013
John K. Carrington	69,000	1.4%	29.60	29.60	December 7, 2013
Patrick J. Garver	66,000	1.4%	29.60	29.60	December 7, 2013
Tye W. Burt	66,000	1.4%	29.60	29.60	December 7, 2013
Randall Oliphant	—	—	—	—	—

(1)	Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options are granted at an exercise price denominated in Canadian dollars. The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on the applicable day. Each option expires 10 years after the date of its grant.

Aggregate Option Exercises During Financial Year Ended December 31, 2003

and Year-End Option Values

			Unexercised		Value of Unexercised
	Common		Options at		In-the-Money Options at
	Shares	Aggregate	December 31, 2003		December 31, 2003
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter Munk	—	$—	1,700,000	650,000	$2,530,757	$1,502,824
Gregory C. Wilkins	—	—	75,000	1,025,000	116,643	2,097,067
John K. Carrington	150,000	689,693	287,500	206,500	158,426	585,732
Patrick J. Garver	62,500	277,778	240,000	191,000	242,495	530,505
Tye W. Burt	—	—	87,500	328,500	276,811	830,432
Randall Oliphant	—	—	1,200,000	0	4,004,952	—

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      Prior to July 2003, non-management members of the Board of Directors received an annual fee of $25,000, payable semi-annually, and $1,000 for each meeting of the Board of Directors or Board Committee in which such member participated. During 2003, the Compensation Committee conducted a review of Barrick’s director compensation arrangements and concluded that changes were required in order to ensure that such compensation remained competitive in light of the increased time commitments required from directors and to ensure that the Company would be successful in retaining strong candidates as independent directors. Accordingly, effective July 1, 2003, the fees payable to non-management directors were increased to a basic annual retainer of $75,000, payable quarterly, with an additional annual retainer of $15,000 payable to the Chairman of the Audit Committee and $10,000 payable to the Chair of each of the other Board Committees. Directors continue to be entitled to a fee of $1,000 for each meeting of the Board of Directors or Board Committee in which such member participated.

      In connection with the adjustments to the director compensation arrangements, Barrick implemented a Directors’ Deferred Share Unit Plan, pursuant to which directors are required to receive 50% of the basic annual retainer in the form of Deferred Share Units (“DSUs”), with the option to elect to receive 100% of such retainer in the form of DSUs. DSUs, which are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share, must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares. Also in connection with the adjustment to the director compensation arrangements, Barrick implemented minimum share ownership requirements for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value of at least $250,000, to be achieved within a period of five years from the date the individual became a director. Finally, it was determined that no further grants of stock options would be made to non-management directors.

      The Right Honourable Brian Mulroney is a director of Barrick and, as Chairman of its International Advisory Board, receives a salary. Mr. Mulroney is also a partner of Ogilvy Renault, Montreal, Quebec, which from time to time provides legal services to Barrick.

      Mr. J. E. Thompson, has entered into a consulting agreement with Barrick under which he received fees totaling $285,000 during 2003.

      During 2003, Barrick had 12 executive officers. The cash compensation for services rendered in all capacities to Barrick and its subsidiaries during the financial year ended December 31, 2003 for the 12 executive officers as a group was $7,366,924.

OTHER COMPENSATION ARRANGEMENTS

      Prior to 2000, none of the Named Executive Officers, executive officers or other officers of Barrick was covered by a pension plan. During 2000, Barrick put in place a retirement plan for officers (the “Officer Retirement Plan”). The Officer Retirement Plan covers all officers except Mr. Peter Munk, the Chairman, Mr. Jack E. Thompson, Vice Chairman, and Mr. John K. Carrington, Vice Chairman. Pursuant to the Officer Retirement Plan, 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. No benefits are payable if the officer is terminated for cause. Barrick also implemented a retirement arrangement for Mr. John K. Carrington, Vice Chairman. Under such arrangement, when Mr. Carrington retires, he will be entitled to a lump sum payment of three times his salary as at January 1, 2000 or any higher salary that he may subsequently receive. No payment is required if Mr. Carrington’s employment is terminated for cause.

      Mr. Tye W. Burt, Vice Chairman and Executive Director, Corporate Development, was appointed as an officer of Barrick on December 16, 2002. Mr. Burt’s employment contract provides that, subject to the Company’s right to terminate Mr. Burt’s employment for cause, the Company will guarantee Mr. Burt a minimum term of employment until June 18, 2005. If Mr. Burt’s employment is terminated prior to June 18,

2005, other than for cause or voluntary resignation, Mr. Burt will be entitled to receive as severance consideration his aggregate salary and bonus and benefits for the greater of the balance of the guaranteed minimum term or 12 months.

      In March 2004, Barrick entered into change in control agreements with each of Mr. John K. Carrington, Vice Chairman; Mr. Tye W. Burt, Vice Chairman and Executive Director, Corporate Development; and Mr. Patrick J. Garver, Executive Vice President and General Counsel (each, a “Covered Executive”), in order to induce them to remain employed by the Company in the event of a change in control (as defined in the agreements). In the event of a change in control, Barrick has agreed with each of such Covered Executives that if their employment is terminated by the Company at any time within one year following the change in control (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason (as defined in the agreements) at any time within one year following the change in control, such individual will be entitled to receive, among other things, three times his annual salary and bonus. In addition, all of the Covered Executive’s unexercised stock options will immediately vest and become exercisable and will remain exercisable for the lesser of three years or their remaining term to expiry.

      In March 2004, Barrick also entered into a change in control agreement with Mr. Gregory C. Wilkins, President and Chief Executive Officer. In the event of a change in control (as defined in the agreement), Barrick has agreed with Mr. Wilkins that if Mr. Wilkins’ employment is terminated by the Company (other than for cause, disability or retirement) or Mr. Wilkins terminates his employment with or without good reason (as defined in the agreement) at any time within one year following the change in control, he will be entitled to receive, among other things, three times his annual salary and bonus. In addition, all of Mr. Wilkins’ unexercised stock options will immediately vest and become exercisable and will remain exercisable for the lesser of three years or their remaining term to expiry. Mr. Wilkins’ change in control agreement also provides that in the event that Mr. Wilkins gives notice, within one year following a change in control, that he intends to terminate his employment with the Company other than for good reason, he will agree to remain as President and Chief Executive Officer for a period of up to six months beyond his intended resignation date if so requested by the Board of Directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      As at March 1, 2004, the aggregate amount of indebtedness owed to the Company by all present and former directors, officers and employees of Barrick and its subsidiaries, excluding routine indebtedness, was approximately $5.2 million.

PERFORMANCE GRAPH

      The following chart compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on December 31, 1998 with the cumulative total return of the S&P/ TSX Gold Index and the S&P/ TSX Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

      The total cumulative shareholder return for Cdn$100 invested in Barrick was Cdn$104.57 as compared with Cdn$124.27 for the S&P/ TSX Gold Index and Cdn$137.46 for the S&P/ TSX Composite Index.

Cumulative Value of CDN $100 Investment

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

      During 2003, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $5.9 million. The policy provided coverage to each director and officer of $75 million in the policy year.

      In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a company of which Barrick is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Barrick or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $5 million.

APPOINTMENT OF AUDITORS

      Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. PricewaterhouseCoopers LLP have been auditors of the Company since July 14, 1984.

      For the year ended December 31, 2003, PricewaterhouseCoopers LLP were paid total fees of $2.0 million for audit services and total fees of $2.1 million for other services, comprised of $0.4 for audit-related services, and $1.7 million for tax compliance and advisory services. Since September 2002, all non-audit services to be provided by PricewaterhouseCoopers LLP have been subject to pre-approval by the Audit Committee.

      The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

STOCK OPTION PLAN (2004)

      The Meeting has also been called to consider and, if thought appropriate, pass a resolution approving the Stock Option Plan (2004) (the “2004 Plan”) of the Company. In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). Shareholders authorized the issuance of up to 35,000,000 Barrick Common Shares under the Amended and Restated Stock Option Plan. As of December 31, 2003, there were options outstanding to purchase an aggregate of 21,476,387 Barrick Common Shares under the Amended and Restated Plan, taking into account options that have been exercised, forfeited or cancelled. In addition, as of December 31, 2003, options to purchase a total of 2,734,413 Barrick Common Shares were outstanding, taking into account options that have been exercised, forfeited or cancelled, under the stock option plans of Sutton Resources Ltd. and Homestake Mining Company that were inherited by Barrick in connection with its acquisitions of those companies. As of December 31, 2003, only 1,185,484 stock options remained available for grant under the Amended and Restated Plan which is expected to be insufficient for grants in 2004.

      In order to continue the Company’s stock option program through the next number of years, it is proposed to implement the 2004 Plan. The maximum number of Barrick Common Shares that would be issuable under the 2004 Plan is 16,000,000. If approved by shareholders at the Meeting, the total number of Barrick Common Shares authorized for issuance pursuant to the exercise of options under the 2004 Plan would represent approximately three per cent of the total number of issued and outstanding common shares of the Company. The Board of Directors approved the implementation of the 2004 Plan on February 12, 2004, subject to shareholder and regulatory approvals. If the 2004 Plan is approved by shareholders at the Meeting, the total number of Barrick Common Shares reserved for issuance under the Amended and Restated Plan, the inherited stock option plans of Sutton Resources Ltd. and Homestake Mining Company and the 2004 Plan, minus options that have been exercised, forfeited or cancelled, would represent approximately 7.7 per cent of the total number of issued and outstanding Barrick Common Shares.

      The purpose of the 2004 Plan is to enable the Company to provide officers and key employees of the Company or any subsidiary and consultants to the Company or any subsidiary (collectively, “Eligible Persons”) compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company’s ability to attract, retain and motivate key personnel. Non-management directors are not eligible to participate in the 2004 Plan. Barrick manages its stock option program responsibly. Over the term of the Amended and Restated Plan, the Company has, on average, granted options on an annual basis equal to less than one per cent of the number of Barrick Common Shares outstanding.

      The implementation of the 2004 Plan has been approved by the Toronto Stock Exchange, subject to shareholder approval. The following is a summary of key elements of the 2004 Plan.

      The total number of Barrick Common Shares to be optioned to any optionee under the 2004 Plan, together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements, may not exceed one per cent of the number of Barrick Common Shares outstanding at the date of grant of the option.

      The exercise price of each option granted under the 2004 Plan may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted. No repricing of options is permitted under the 2004 Plan. Options granted under the 2004 Plan are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives. Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, retirement or termination of employment other than for cause. If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option or three years from the termination of employment or death of the optionee, as the case may be.

      Options expire not later than seven years after the date of grant. Generally, options do not vest immediately, but vest over a period of four years at 25 per cent per year. For an option with a term of seven years and vesting over a period of four years at 25 per cent per year, vesting would occur over 57 per cent of the option life. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change in control agreement with the Company in the event of a change in control of Barrick.

      The Compensation Committee of the Board of Directors of the Company will administer the 2004 Plan. The Compensation Committee may make rules and regulations relating to the implementation and operation of the 2004 Plan, including rules regarding such matters as the process of selection of Eligible Persons, the number of options granted, the exercise price, the vesting of options, exercisability, early expiry provisions, and generally, any matters that may be necessary or desirable to ensure that the 2004 Plan achieves its objective in compliance with applicable laws.

      The 2004 Plan provides that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. It is expected that Company performance measures the Compensation Committee may consider under the 2004 Plan will include one or more of the following: net income, cash flow, net asset value, production performance, production growth and reserve growth. It is expected that individual performance measures that the Compensation Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

      The Board of Directors may at any time terminate the 2004 Plan and may amend it in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval, provided that any amendment or termination may not decrease the entitlements of an optionee that have accrued prior to the date of such amendment or termination, and that the 2004 Plan may not be amended to permit repricing of outstanding Options without shareholder approval.

      The full text of the 2004 Plan is appended to this Circular as Schedule A. To become effective, the resolution approving the Stock Option Plan (2004), the text of which is appended to this Circular as Schedule B, must be passed by a majority of the votes cast at the meeting.

      Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the 2004 Plan.

      The Board of Directors recommends that shareholders vote in favour of the establishment of the Stock Option Plan (2004).

AVAILABILITY OF DISCLOSURE DOCUMENTS

      Barrick will provide to any person or company, upon request to its Secretary, a copy of:

(1)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(2)	its comparative financial statements for the year ended December 31, 2003, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(3)	its Management Information Circular and Proxy Statement for its last Annual Meeting of Shareholders.

DIRECTORS’ APPROVAL

      The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, March 8, 2004.

By Order of the Board of Directors

Sybil E. Veenman
Associate General Counsel and
Secretary

SCHEDULE A

BARRICK GOLD CORPORATION

STOCK OPTION PLAN (2004)

ARTICLE 1

PURPOSE OF THE PLAN

      The purpose of the Plan is to provide officers and key employees of the Corporation and its Subsidiaries and Consultants compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Corporation’s ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2

INTERPRETATION

2.1 Definitions

      Where used herein, the following terms shall have the following meanings, respectively:

“Board” means the board of directors of the Corporation;

“Business Day” means any day other than a Saturday or Sunday, on which the Toronto Stock Exchange is open for trading;

“Capital Reorganization” means (a) a reclassification of the Shares into other shares or other securities (other than a Share Reorganization), (b) a consolidation, amalgamation or merger of the Corporation with or into any other entity, or (c) a transfer (other than to one or more wholly-owned subsidiaries of the Corporation) of all or substantially all of the undertaking or the assets of the Corporation to another entity;

“Cause”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;

“Change in Control”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;

“Change in Control Agreement” means an agreement entered into between the Corporation and a Full Time Employee Optionee providing for, among other things, the payment to the Full Time Employee Optionee of certain amounts and the extension to the Full Time Employee Optionee of certain other benefits in the event the employment of that Full Time Employee Optionee is terminated following the occurrence of a Change in Control and within the Change in Control Protection Period specified in such Change in Control Agreement;

“Change in Control Protection Period”, where used in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, means the period specified in such Change in Control Agreement, not to exceed three years in duration, following the occurrence of a Change in Control during which a termination of the employment of the Optionee by the Corporation will entitle the Optionee to be paid certain amounts and be provided with certain other benefits specified in such Change in Control Agreement;

“Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

“Consultant” means any person or company engaged to provide ongoing management or consulting services to the Corporation or any of its Subsidiaries;

“Corporation” means Barrick Gold Corporation and includes any successor corporation thereof;

“Disability” means the physical or mental illness of the Optionee resulting in the Optionee’s absence from his full time duties with the Corporation for more than nine consecutive months and failure by the Optionee to return to full time performance of his duties within 30 days after written demand by the Corporation to do so at any time after the expiry of such nine-month period;

“Eligible Person” means any officer or key employee of the Corporation or any Subsidiary or any Consultant;

“Full Time Employee Optionee” means an Optionee who is a full time employee of the Corporation immediately prior to the termination of his or her employment with the Corporation as contemplated in Section 6.3 hereof.

“Good Reason”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;

“Market Price”, at any date in respect of Shares, shall be the closing price of the Shares on the Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the Business Day immediately preceding the date on which the Option is approved by the Committee. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be determined by the Committee in its sole discretion;

“Option” means an option to purchase Shares granted under the Plan;

“Option Price” means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

“Optionee” means a person to whom an Option has been granted;

“Plan” means this Stock Option Plan, as the same may be amended or varied from time to time;

“Share Reorganization” means (a) the issue by the Corporation of Shares to all or substantially all of the holders of Shares as a stock dividend other than dividends paid in the ordinary course, (b) a distribution by the Corporation on its outstanding Shares payable in Shares or securities exchangeable for or convertible into Shares other than dividends paid in the ordinary course, (c) a subdivision by the Corporation of the Shares into a greater number of Shares, or (d) a consolidation by the Corporation of the Shares into a lesser number of Shares;

“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

“Subsidiary” means any body corporate which is a “subsidiary” as such term is defined in the Business Corporations Act (Ontario), as the same may be amended from time to time.

ARTICLE 3

ADMINISTRATION OF THE PLAN

3.1 General

      The Plan shall be administered by a committee (the “Committee”) appointed by the Board and consisting of not less than three members of the Board. No Eligible Person may be appointed to the Committee. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

3.2 Selection of Committee

      The Committee shall select one of its members as its Chairman and shall hold its meetings at such time and place as it shall deem advisable. A majority of members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at any meeting. Any action of the Committee may be taken by an instrument in writing signed by all the members of the Committee and any action so taken shall be as effective as if it had been taken by a vote of the majority of the members of the Committee present at a meeting of the members of the Committee duly called and held.

3.3 Authority of the Committee

      The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:

(a)	establish policies and adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	interpret and construe the Plan and determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	subject to the approval of the Board as contemplated in Section 5.3 hereof, determine to which Eligible Persons Options are granted and the number of Shares subject to each Option, determine the terms and conditions of each Option, including, if considered appropriate by the Committee, performance conditions to be met by an Optionee before such Optionee’s Options are granted or vest, and grant such Options;

(d)	determine if the Shares which are subject to an Option will be subject to any additional restrictions upon the exercise of such Option;

(e)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options; and

(f)	otherwise exercise the powers granted to the Committee under the Plan as set forth herein.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1 Total Number of Shares

      The maximum number of Shares issuable under this Plan is 16 million Shares, subject to adjustment or increase of such number pursuant to the provisions of Article 8 hereof. In the event of the expiration or other termination of any Option granted under the Plan, the Shares in respect of which the Option has not been exercised shall be available for Options subsequently granted under the Plan. Cancellation of any Option prior to its expiry in conjunction with granting of an Option to the same Optionee on different terms shall be subject to receipt of requisite regulatory approvals. No fractional Shares may be purchased or issued pursuant to the exercise of any Option granted under the Plan.

ARTICLE 5

ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1 Eligible Persons

      Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2 Terms and Conditions of Options

      Subject to Section 5.3 hereof and except as otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each

Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee; provided, however, that if no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to the provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be seven years from the date the Option is granted to the Optionee; and

(b)	not more than one-quarter of the Shares covered by the Option may be taken up during any one of such years; provided, however, that if the number of Shares taken up under the Option in any of such years is less than one-quarter of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by the Optionee, during such year.

5.3 Committee Approval

      All grants of Options by the Committee shall be subject to the approval of the Board and no Option shall be exercisable in whole or in part unless and until such approval is obtained.

5.4 Option Price

      The Option Price on Shares which are the subject of any Options shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option.

5.5 Term of Option

      In no event may the term of an Option exceed seven years from the date of the grant of the Option.

5.6 No Repricing

      In no event may outstanding Options granted under this Plan be repriced.

5.7 Share Concentration

      The total number of Shares to be optioned to any Optionee under this Plan together with any Shares reserved for issuance to such Optionee and such Optionee’s associates (as such term is defined in the Securities Act (Ontario), as the same may be amended from time to time) under options or warrants for services and other share compensation arrangements shall not exceed 1% of the issued and outstanding Shares at the date of grant of the Option.

      An Option is personal to the Optionee and, subject to Sections 6.2 and 6.3 hereof, is non-assignable.

ARTICLE 6

TERMINATION OF EMPLOYMENT AND DEATH

6.1 General

      An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Optionee ceasing to be an Eligible Person, other than in the circumstances referred to in Section 6.2 and 6.3 hereof. For greater certainty, in any situation where Section 6.3 hereof is applicable, that section shall prevail over the provisions of Section 6.2 in the event of any conflict or inconsistency between those provisions.

6.2 Expiry of Option

      (a) Termination without Cause and Voluntary Termination. If, before expiry of an Option in accordance with the terms thereof, (i) the employment of the Optionee by the Corporation or by any of its Subsidiaries

terminates for any reason whatsoever other than termination by the Corporation for cause but including termination by reason of the death of the Optionee or (ii) the Optionee ceases to be an officer of the Corporation or any of its Subsidiaries or a Consultant, then such Option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the Optionee is deceased, by the legal representative(s) of the estate of the Optionee or if the Optionee is alive, by the Optionee, at any time within six months of the date of the death of the Optionee or the date of the termination of the employment, office or engagement of the Optionee, but only to the extent that the Optionee was entitled to exercise such Option at the date of the death of the Optionee or the date of the termination of his or her employment, office or engagement, as applicable. For greater certainty, in the case of termination without cause, the date of termination of the employment, office or engagement of the Optionee by the Corporation or by any of its Subsidiaries shall be considered to be the last date on which the Optionee is actively at work and the date on which unvested Options expire and terminate and the period during which the Optionee may exercise any vested and unexercised Options shall be determined in accordance with this Plan and the terms of the Options as granted and without regard to any statutory, contractual or common law notice period that might apply to such termination.

      Notwithstanding the foregoing, in the case of (i) the termination of an Optionee who is a senior executive other than for cause, (ii) an Optionee whose employment with the Corporation or the applicable Subsidiary is terminated due to retirement or (iii) a deceased Optionee, the Committee may in its discretion make a determination at any time prior to the expiry of the six month period following the termination of employment of such Optionee or the death of the deceased Optionee, as the case may be, to accelerate the vesting of any unvested options and/or to extend the time in which the Optionee can exercise an Option, or in the case of a deceased Optionee, to extend the time in which the legal representative(s) of the estate of the Optionee can exercise an Option, pursuant to this Section 6.2(a), to a date not exceeding the earlier of the date as of which the Option would have expired but for the termination of the employment of such Optionee or the death of the Optionee, as the case may be, and the date that is three years from the termination of the employment of such Optionee or the death of the Optionee, as the case may be.

(b)	Termination for Cause. If the employment of the Optionee by the Corporation or by any of its Subsidiaries terminates for cause, then all Options immediately expire on the date of such termination.

(c)	Disability. Options shall not be affected if the employment of the Optionee by the Corporation or by any of its Subsidiaries terminates by reason of Disability.

6.3 Change in Control

      Notwithstanding any other provision of the Plan, in the event a Full Time Employee Optionee is a party to a Change in Control Agreement and the employment of that Optionee with the Corporation is terminated prior to the expiry of any Option granted to that Optionee:

(a)	by the Corporation at any time within the Change in Control Protection Period, other than as a result of Disability or retirement of that Optionee or for Cause; or

(b)	by that Optionee at any time within the Change in Control Protection Period, for Good Reason;

then, notwithstanding the terms upon which the Option was originally granted or any other provision of the Option, any unvested portion of that Option will thereupon be immediately fully vested and any unexercised portion of that Option will thereafter be exercisable for a term that is the lesser of:

(i)	three years from the date of the termination of employment of the Full Time Employee Optionee;

(ii)	the period of time specified in that Optionee’s Change in Control Agreement from the date of termination of the Optionee’s employment, if any such period of time for the exercise of such Option is so specified; or

(iii)	the remaining term until the original expiry date of the Option.

6.4 Change of Employment, etc.

      Options shall not be affected by the Optionee ceasing to be an officer or key employee of the Corporation or any of its Subsidiaries or a Consultant where the Optionee continues to be an Eligible Person.

ARTICLE 7

EXERCISE OF OPTIONS

7.1 Exercise of Options

      Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other location as the Corporation may designate, of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased.

      Certificates for such Shares shall be delivered to the Optionee or the legal representative of its estate, as applicable, within a reasonable time following the receipt of such notice and payment.

7.2 Regulatory Approval

      Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

(a)	completion of such registration or other qualifications of such Shares or obtaining approval of such governmental or other regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the Optionee or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

      In this connection, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

ARTICLE 8

CERTAIN ADJUSTMENTS

8.1 Adjustments

      Subject to Section 8.2, appropriate adjustments in the number of Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to a Share Reorganization or other relevant changes in the share capital of the Corporation and such changes, once approved by the Board, shall be binding upon all Optionees.

8.2 Capital Reorganization

      In the event of a Capital Reorganization, any Optionee who exercises an Option after the effective date of the Capital Reorganization shall be entitled to receive and shall accept, for the same aggregate Option Price in lieu of the number of Shares to which such Optionee was theretofore entitled upon such exercise, the aggregate amount of cash, securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Optionee had been the registered holder of the number of Shares to which the Optionee was theretofore entitled upon such exercise, and the Board shall make such changes to the Plan as are necessary to give effect thereto.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 No Shareholder Rights

      The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the issuance of a certificate or certificates for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.

9.2 No Right to Continue in the Employ of the Corporation

      Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any of its Subsidiaries or affect the right of the Corporation or any such Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any such Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any such Subsidiary.

9.3 No Right to Employment

      Nothing in the Plan or any Option shall confer on any Optionee who is not an employee of the Corporation or any of its Subsidiaries any right to continue providing ongoing services to the Corporation or any of its Subsidiaries or affect in any way the right of the Corporation or any such Subsidiary to terminate his, her or its contract at any time; nor shall anything in the Plan or any Option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any of its Subsidiaries to extend the time for the performance of the ongoing services beyond the time specified in the contract with the Corporation or any such Subsidiary.

9.4 Amendment or Termination of the Plan

      (a) The Board, subject to any required regulatory or shareholder approval, may amend, modify or terminate the Plan at any time; provided, however, that, subject to sections 8.1 and 8.2 above, any such amendment, modifications or termination shall not decrease the entitlements of an Optionee which have accrued prior to the date of such amendment, modification or termination, as the case may be; and provided that Section 5.6 hereof may not be amended to permit repricing of outstanding Options without the requisite approval of the shareholders of the Corporation to be given by resolution passed at a meeting of the shareholders of the Corporation.

      (b) Notwithstanding any other provision hereof, any modification or amendment to the Plan which is deemed necessary or appropriate to bring the Plan into conformity with applicable laws, regulations or regulatory requirements may be made retroactively, if appropriate.

ARTICLE 10

SHAREHOLDERS’ APPROVAL

10.1 Approval

      The Plan shall be subject to the requisite approval of the shareholders of the Corporation to be given by resolution passed at a meeting of the shareholders of the Corporation and to the requisite acceptance by stock exchanges upon which the shares are listed. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

SCHEDULE B

BARRICK GOLD CORPORATION

APPROVAL OF STOCK OPTION PLAN (2004)

BE IT RESOLVED THAT:

1.	the Company’s Stock Option Plan (2004), in the form appended as Schedule A to the Management Information Circular and Proxy Statement, dated March 8, 2004, be and it is hereby approved, ratified and confirmed; and

2.	any director or officer of the Company be and they are hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.

B-1

PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 22, 2004

      The undersigned holder of common shares of BARRICK GOLD CORPORATION (“Barrick”) hereby appoints Peter Munk, the Chairman of Barrick, or failing him, Gregory C. Wilkins, the President and Chief Executive Officer, or failing him, Sybil E. Veenman, the Associate General Counsel and Secretary, or instead of any of the foregoing,                                              as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of Barrick to be held on the 22nd day of April, 2004 and at any postponed or adjourned meeting, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote all shares of Barrick registered in the name of the undersigned as indicated below.

1.	ELECTION OF DIRECTORS
	FOR ☐	WITHHOLD FROM VOTING ☐
	all nominees listed below	as to nominees listed below
(except as marked to the contrary below)
(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee’s name in the list below.)
H. L. Beck, C. W. D. Birchall, G. Cisneros, M. A. Cohen, P. A. Crossgrove, P.C. Godsoe, A. A. MacNaughton, B. Mulroney, A. Munk, P. Munk, J. L. Rotman, J. E. Thompson, G. C. Wilkins.

2.	RESOLUTION APPROVING THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP as the auditors of Barrick and authorizing the directors to fix their remuneration.
	FOR ☐	WITHHOLD FROM VOTING ☐

3.	RESOLUTION APPROVING THE STOCK OPTION PLAN (2004) of Barrick.
	FOR ☐	AGAINST ☐

4.  To vote at the discretion of the proxyholder on any amendments or variations to the foregoing and on any other matters (other than matters which are to come before the meeting and which are the subject of another proxy executed by the undersigned) which may properly come before the meeting or any postponement or adjournment thereof.

This proxy is solicited on behalf of the management of Barrick. Shareholders have the right to appoint a person or company to attend and act on their behalf at the Annual and Special Meeting other than the persons designated above and may exercise such right by inserting the name of their designated proxyholder in the blank space provided above for that purpose.

DATED this                                     day of                                     , 2004

Signature of Shareholder                                      Name of Shareholder (please print as registered)

NOTES:

1.  This proxy form must be signed and dated by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by the management of Barrick.

2.  In the event that no specification has been made with respect to the voting on the resolution referred to in items 1, 2 or 3 above, the proxy nominees are instructed to vote the shares represented by this proxy on such matter and in favour of such resolution.

3.  To be effective, this proxy must be deposited (1) by mail to the office of the Company’s transfer agent, CIBC Mellon Trust Company, at the address on the envelope provided herewith, (2) by personal delivery to CIBC Mellon Trust Company, Proxy Dept., 200 Queen’s Quay East, Unit 6, Toronto, Ontario M5A 4K9; (3) by facsimile at (416) 368-2502; (4) via telephone at 1-866-271-1207; or (5) via the Internet at www.eproxyvoting.com/barrick, to CIBC Mellon Trust Company, in each case not later than 5:00 p.m., Toronto time, on Wednesday, April 21, 2004, or the last business day prior to any adjourned or postponed meeting.

BARRICK GOLD CORPORATION
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 22, 2004

VOTING INSTRUCTION FORM FOR HOLDERS OF
BARRICK GOLD INC. (“BGI”)
(FORMERLY, HOMESTAKE CANADA INC.)
EXCHANGEABLE SHARES

These voting instructions are solicited
on behalf of Management

To holders of BGI Exchangeable Shares:

You are entitled to exercise voting rights at the Barrick Gold Corporation Annual and Special Meeting to be held on April 22, 2004. You may instruct Computershare Trust Company of Canada, as trustee, to vote on your behalf. See paragraph A below. Alternatively, you may name one or more persons (including yourself) as proxy to vote on your behalf. See paragraph B below. Check the applicable box and, in the case of appointment of a proxy, insert the name of the person(s) chosen as your proxy in paragraph B. (Check box A or box B):

☐   A.   Voting Instructions to Computershare Trust Company of Canada. The undersigned hereby instructs Computershare Trust Company of Canada to vote as designated below, as to all BGI Exchangeable Shares held by the undersigned on March 4, 2004, at the Barrick Gold Corporation Annual and Special Meeting or any postponement or adjournment thereof.

☐   B.   Appointment of Proxy. The undersigned hereby appoints                         as proxy, with the power to appoint a substitute, and hereby authorizes a majority (or if only one, then that one) of them to represent and to vote as designated below, as to all BGI Exchangeable Shares held by the undersigned on March 4, 2004, at the Barrick Gold Corporation Annual and Special Meeting or any postponement or adjournment thereof. (Persons holding proxies must attend the Meeting in order to vote.)

To be effective, this voting instruction form must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 or by facsimile at (416) 263-9524, by 5:00 pm (Toronto time) on April 20, 2004 or the second last business day before any adjourned or postponed meeting.	Business To Be Conducted:

1.  Election of Directors:

    ☐ FOR all nominees listed below      ☐ Withhold from Voting
      (except as marked below)              (on all nominees)

    Instruction: To withhold authority to vote for one or more nominees, strike a line through the nominee’s name in the list below.

The nominees for director are H.L. Beck, C.W.D. Birchall, G. Cisneros, M.A. Cohen, P.A. Crossgrove, P.C. Godsoe, A.A. MacNaughton, B. Mulroney, A. Munk, P. Munk, J.L. Rotman, J.E. Thompson, G.C. Wilkins.

2.  Approval of appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix their remuneration.

    ☐  FOR                  ☐  Withhold from Voting

3.  Approval of the Stock Option Plan (2004) of Barrick Gold Corporation.

    ☐  FOR                  ☐  AGAINST

By execution of these voting instructions, the undersigned hereby authorizes Computershare Trust Company of Canada or the persons named as proxy (or their substitutes), as applicable, to vote in their discretion on any amendments or variations to the above matters or on such other business as may properly come before the meeting or any postponement or adjournment thereof.

BGI EXCHANGEABLE SHARES WILL BE VOTED AS INSTRUCTED. IF NO DIRECTIONS ARE GIVEN, THE SHARES WILL BE VOTED “FOR” ITEMS 1, 2 AND 3.

Dated ------------------------------------, 2004

          (insert date of signing)

                              Signature

                              Name (please print as registered)

Sign exactly as name appears on this voting instruction form. If BGI Exchangeable Shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If holder is a corporation, sign in full corporate name by an authorized officer.